John T. McKenna

T: +1 650 843 5059

jmckenna@cooley.com

October 23, 2015

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attn:	Jeff Kauten, Staff Attorney
Matthew Crispino, Staff Attorney
Barbara C. Jacobs, Assistant Director

RE:	Instructure, Inc. Registration Statement on Form S-1 Filed October 9, 2015 File No. 333-207349

Ladies and Gentlemen:

On behalf of Instructure, Inc. (the “Company”), we are providing this letter in response to comments (the “Comments”) received from the staff of the U.S. Securities and Exchange Commission’s Division of Corporation Finance (the “Staff”) by letter dated October 20, 2015 with respect to the Company’s Registration Statement on Form S-1, filed on October 9, 2015. The Company is concurrently filing an amendment to the Registration Statement on Form S-1 (the “Registration Statement”).

Set forth below are the Company’s responses to the Comments. The numbering of the paragraphs below corresponds to the numbering of the Comments, which for your convenience we have incorporated into this response letter. Page references in the text of the Company’s responses correspond to the page numbers of the Registration Statement, as submitted on the date hereof.

Our Business Model, page 48

1.	You disclose that over time, as your customer base grows and higher percentages of revenue are attributable to renewals than new customers or upsells, the associated sales and marketing and other allocated upfront costs as a percentage of revenue will decrease. Given this general expectation of a decrease in allocated costs, please revise your filing to explain why your 2011 cohort margin is lower than your 2012 and 2013 cohort margins, instead of higher. Similarly, please provide the same disclosure to explain why your 2012 cohort margin is lower than your 2013 cohort margin. Please also discuss the reasons for the significant negative margin related to your 2015 customer cohort.

3175 HANOVER STREET, PALO ALTO, CA 94304 T: (650) 843-5000 F: (650) 849-7400 WWW.COOLEY.COM

U.S. Securities and Exchange Commission

October 23, 2015

Page Two

In response to the Staff’s comment, the Company has revised the disclosure on page 49 of the Registration Statement.

2.	Please tell us whether you consider your presentation of customer cohort contribution margin to be a non-GAAP measure and if not, please tell us why not. If so, please tell us your consideration to disclose the information required by Item 10(e) of Regulation S-K.

The Company respectfully acknowledges the Staff’s comment and advises the Staff that the Company does not consider its presentation of customer cohort contribution margin percentage to be a non-GAAP metric. The Company has not presented contribution margin on an aggregate basis for any period presented. Therefore, the individual cohort contribution margin percentages cannot be added together to obtain any aggregate operational data for the period presented. As a result, the Company believes the customer cohort contribution margin analysis is more akin to a financial metric than it is to a non-GAAP financial measure, which would require additional disclosure under Item 10(e) of Regulation S-K. The Company does not believe the individual cohorts can be reconciled in any meaningful manner to operating margin.

* * *

Please contact me at (650) 843-5059 with any questions or further comments regarding our responses to the Staff’s Comments.

Sincerely,

/s/ John T. McKenna

John T. McKenna

cc:	Joshua L. Coates, Instructure, Inc.

Steven B. Kaminsky, Instructure, Inc.

Matthew A. Kaminer, Instructure, Inc.

Alan Hambelton, Cooley LLP

Tony Jeffries, Wilson Sonsini Goodrich & Rosati, P.C.

Michael Nordtvedt, Wilson Sonsini Goodrich & Rosati, P.C.

3175 HANOVER STREET, PALO ALTO, CA 94304 T: (650) 843-5000 F: (650) 849-7400 WWW.COOLEY.COM